UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2024

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated March 14, 2024.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports fourth quarter and full year 2023 financial results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: March 14, 2024

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Pharming Group reports fourth quarter and full year 2023 financial results

•Full year 2023 total revenues increased by 19% to US$245.3 million

•Record fourth quarter RUCONEST® revenues of US$73.3 million resulted in a 10% increase in full year 2023 RUCONEST® revenues to US$227.1 million

•Strong start to Joenja® (leniolisib) launch with 81 patients on paid therapy in the U.S. nine months following launch and full year 2023 revenues of US$18.2 million

•Overall cash and marketable securities increased to US$215.0 million at the end of 2023 from US$208.7 million at the end of 2022
•Progressed leniolisib development for APDS in additional geographies and for pediatric patients, and leniolisib indication expansion to primary immunodeficiencies (PIDs) with immune dysregulation linked to PI3Kδ signaling

•2024 total revenue guidance of US$280 million – US$295 million (14% – 20% growth)

•Pharming to host a conference call today at 13:30 CET (8:30 am EDT)

Leiden, The Netherlands, March 14, 2024: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) presents its preliminary (unaudited) financial report for the three months and full year ended December 31, 2023.

Chief Executive Officer, Sijmen de Vries commented:

“We are pleased to have delivered an excellent year in which we transformed Pharming into a multi-product, commercial rare disease biopharmaceutical company. We grew RUCONEST® revenues by 10% in 2023. This demonstrates the continued need for, and importance of, RUCONEST® as a trusted cornerstone of treatment in the competitive HAE market.

We launched Joenja® (leniolisib) for APDS in the U.S. in April 2023, shortly after FDA approval, and saw meaningful initial uptake for what is the first and only FDA approved treatment for APDS. We have identified and confirmed over 840 APDS patients in global markets, including over 200 in the U.S. We have started family genetic testing initiatives, important since the majority of APDS patients will have family members also afflicted with the disease. In addition we have commenced studies to determine which of more than 1,100 patients in the U.S., with inconclusive genetic testing results showing a variant of uncertain significance (VUS), have genetic variants that cause hyperactivity in the PI3Kẟ pathway and can, therefore, be classified as APDS disease causing. This allows for an important APDS diagnosis for these patients, who could potentially be eligible for and offered treatment with Joenja®.

We also made strong progress preparing for the commercialization of leniolisib in key global markets. We have been receiving requests for individual treatment on a named patient basis, in markets outside of the U.S., and provided the first patients with leniolisib around year-end 2023. Numerous regulatory reviews are ongoing and we are preparing for commercialization in key global markets including Europe, the U.K., Japan, Asia Pacific, Middle East, and Canada.

These results reflect Pharming’s dedication to developing and delivering therapies to unserved rare disease patients. Looking to 2024, we remain focused on our goals of identifying additional APDS patients globally, continuing the momentum for Joenja® revenue in the U.S., to obtaining regulatory approvals and bringing leniolisib to APDS patients in need of treatment in additional global markets and to further developing our rare disease pipeline and footprint. We are also seeking to significantly expand the leniolisib market opportunity and revenue growth by pursuing development of leniolisib for additional primary immunodeficiencies (PIDs) beyond APDS, and have advanced plans to start a Phase 2 proof of concept clinical trial in PIDs with immune dysregulation linked to PI3Kẟ signaling.”

Fourth quarter and full year 2023 highlights

Commercialized assets
RUCONEST® marketed for the treatment of acute HAE attacks
RUCONEST® performed strongly in the fourth quarter of 2023, with record revenues of US$73.3 million, a 34% increase compared to the fourth quarter of 2022. RUCONEST® revenues for the full year 2023 were US$227.1 million, a 10% increase compared to 2022.

The U.S. market contributed 97% of 2023 revenues, while the EU and Rest of World contributed 3%.

The RUCONEST® revenue acceleration in the second half of 2023 can be attributed to strong performance in leading key revenue indicators in the U.S. including new physicians prescribing RUCONEST®, new patient enrollments including high frequency attack patients, and the total number of patients. We achieved over 70 RUCONEST® new patient enrollments for four quarters in a row. Total enrollments in 2023 were up 25% vs. 2022 and were a significant driver of the strong RUCONEST® revenue growth. We also increased the RUCONEST® physician prescriber base by 13% during the year, in many cases adding previously unknown HAE prescribers.

Joenja® (leniolisib) marketed in the U.S. - the first and only approved disease modifying treatment for APDS

Joenja® (leniolisib) received U.S. FDA approval in late March 2023 for the treatment of activated phosphoinositide 3-kinase delta (PI3Kδ) syndrome (APDS) in patients 12 years of age and older, and first commercial shipments to patients took place in April 2023. During the nine months following launch, Pharming made strong and rapid progress transitioning known patients onto commercial therapy.

Revenues increased to US$7.9 million in the fourth quarter of 2023, driven by the continued increase in patients on paid therapy, and revenues were US$18.2 million for 2023.

As of December 31, 2023, we have 92 APDS patients enrolled in the U.S., of which 81 patients are on paid therapy.

APDS patient finding
Based on available literature, Pharming estimates APDS prevalence of 1.5 patients per million. Our U.S. and global APDS patient finding efforts progressed during the year and as of December 31, 2023, Pharming has identified over 840 diagnosed APDS patients of all ages in global markets, including over 200 patients in the U.S. Of the identified patients in the U.S., approximately 75% are 12 years of age or older, the majority of whom are currently eligible for treatment with Joenja®. Over 730 patients are in the U.S., Europe, the U.K., Japan, Asia Pacific, Middle East, and Canada, key markets for Pharming with estimated total prevalence of ~2000 APDS patients.

Pharming advanced several initiatives during 2023 to diagnose additional APDS patients, including a sponsored genetic testing program in the U.S., partnerships with several genetic testing companies who undertake their own testing efforts and family testing programs. We have initiated a number of programs collaborating with clinicians and patients to aid in reducing the barriers and allowing the appropriate testing in families with APDS, to help identify family members of APDS patients who may also be affected by this disease. APDS is an inherited genetic disease and Pharming believes that many of the over 200 APDS patients already identified in the U.S. are likely to have family members who remain undiagnosed.

APDS patient finding - Variant of Uncertain Significance (VUS) resolution
APDS is diagnosed based on clinical symptoms, assessment of immune cell function and genetic testing. For a patient to receive a definitive APDS diagnosis, a genetic test revealing a disease-causing (pathogenic or likely pathogenic) variant in either the PIK3CD or PIK3R1 genes is required. Patients with clinical symptoms compatible with APDS frequently receive inconclusive genetic variant test results, i.e. previously unseen variants in the PIK3CD or PIK3R1 genes. It is important to determine if these Variants of Uncertain Significance (VUS) cause APDS.

As of December 31, 2023, Pharming has identified more than 1,100 patients in the U.S. with a number of VUSs in the PIK3CD or PIK3R1 genes and is setting up validation studies with various laboratories to confirm which of these variants should be classified as APDS. As results become available, patients with validated variants could be diagnosed with APDS and, therefore, potentially be eligible for Joenja® treatment. Completion of these studies is expected during the fourth quarter of 2024.

Leniolisib highlights - regulatory, clinical and commercial strategy updates

Leniolisib for APDS

Pharming made continued progress in the fourth quarter of 2023 on leniolisib regulatory filings for APDS patients 12 years of age and older in key global markets. In addition, Pharming progressed ongoing clinical trials to support regulatory filings for approval in Japan and pediatric label expansion in key global markets.

Pharming’s strategy is to make leniolisib commercially available for APDS patients in additional key markets in Europe, U.K., Japan, Asia Pacific, Middle East, and Canada. Pharming intends to market leniolisib directly in most of these markets following regulatory approval.

We currently have 96 patients on leniolisib therapy as part of an Expanded Access Program (compassionate use) or an ongoing clinical study. In addition, Pharming makes leniolisib available on a named patient basis to ensure that physicians can request leniolisib on behalf of individual patients living with APDS, who meet the eligibility criteria and receive local health authority authorization, in certain countries where leniolisib is not commercially available.

European Economic Area (EEA)
As part of the review process of the Marketing Authorisation Application (MAA) for leniolisib for patients
12 years of age and older, Pharming submitted its response to the European Medicines Agency’s (EMA)
Committee for Human Medicinal Products (CHMP) Day 180 list of outstanding issues (LoOI) in October 2023. In November 2023, Pharming received a Day 180 Second LoOI from the CHMP. The CHMP consulted an Ad-Hoc Expert Group (AEG) at a meeting held at the end of November. Pharming is working closely with the CHMP to address the remaining outstanding issues and we are now awaiting CHMP’s opinion on the leniolisib MAA.

United Kingdom
In November 2023, Pharming announced its intention to file an MAA with the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) through the International Recognition Procedure (IRP) which replaced the European Commission Decision Recognition Procedure (ECDRP) from January 1, 2024. Pharming submitted an MAA for leniolisib on the basis of the US FDA approval on March 12, 2024.

Japan clinical trial
In May 2023, leniolisib was granted orphan drug designation (ODD) by the Ministry of Health, Labour and Welfare of Japan (MHLW) for the treatment of APDS. In August 2023, Pharming announced that the first patient was enrolled in a Phase III clinical trial in Japan evaluating leniolisib for the treatment of APDS in adult and pediatric patients 12 years of age and older. Patient enrollment in this study is now complete.

The single-arm, open-label clinical trial will evaluate the safety, tolerability, and efficacy of leniolisib in three patients, 12 years of age and older, who have a confirmed APDS diagnosis. The study’s primary efficacy endpoints and secondary endpoints mirror those used to evaluate the clinical outcomes of the earlier leniolisib APDS trials.

Pharming plans to file an application for the approval of leniolisib with Japan’s Pharmaceuticals and Medical Devices Agency (PMDA), following completion of the appropriate clinical trials. An approval decision would be expected in nine months based on priority review of the application due to ODD. Eligible patients enrolled in the trial will continue to receive the investigational drug for at least an additional year through an open-label extension trial.

Additional markets
Pharming filed regulatory submissions in Canada and Australia in the third quarter of 2023, and Israel in the second quarter. These submissions are progressing as expected and we anticipate regulatory action in 2024 for Canada, Australia, and Israel.

Pediatric clinical trials
In 2023, Pharming initiated two pediatric clinical trials, for children ages 4 to 11 and ages 1 to 6 years old, at sites in the U.S., Japan, and the EU. The single-arm, open-label, multinational clinical trials will evaluate the safety, tolerability, and efficacy of leniolisib in 15 children, per clinical trial, who have a confirmed APDS diagnosis. The primary efficacy endpoints and secondary endpoints of the studies mirror those used to evaluate the clinical outcomes in the previous leniolisib Phase II/III APDS trials for patients aged 12 and older.

Pharming is nearing completion of enrollment in the clinical trial for children ages 4 to 11 years old.

In November 2023, the first patient was dosed in the clinical trial for children ages 1 to 6 years old. Enrollment in the study is continuing as planned.

Leniolisib for additional indications (PI3Kδ platform) - Primary immunodeficiencies (PIDs) beyond APDS

As we continue to work towards regulatory approvals of leniolisib for APDS in additional geographies and pediatric label expansion, we have also commenced work to identify and prioritize other indications where leniolisib has the potential to deliver value for patients. PI3Kδ has been identified as an important player in a variety of disease states, and leniolisib has demonstrated an attractive, long-term efficacy, safety and tolerability profile in clinical trials conducted in both healthy volunteers and APDS patients. This provides a solid basis for our plans for the investigation and investment in further leniolisib indications.

In December 2023, Pharming announced the expansion of its rare disease pipeline with plans to develop leniolisib for additional primary immunodeficiencies (PIDs) with greater prevalence than APDS. Pharming has engaged with and received feedback from the US FDA on its plans to develop leniolisib for PID disorders with immune dysregulation.

Primary immunodeficiencies (PIDs) with immune dysregulation
Leniolisib, by reducing PI3Kδ activity, could help rebalance immune dysregulation in PIDs, positively impacting clinical manifestations including lymphoproliferation and autoimmunity. Pharming is now in the final stages of preparation for the start of an initial Phase 2, proof of concept, clinical trial in targeted PID genetic disorders with immune dysregulation linked to PI3Kẟ signaling in lymphocytes, with similar clinical phenotypes and unmet medical need to APDS. These PID disorders include ALPS-FAS, CTLA4 haploinsufficiency and PTEN deficiency. The epidemiology of these targeted PID genetic disorders suggests a prevalence of approximately five patients per million.

The Phase 2 clinical trial is a single arm, open-label, dose range-finding study to be conducted in approximately 12 patients. The objectives for the trial will be to assess safety and tolerability, pharmacokinetics, pharmacodynamics, and explore clinical efficacy of leniolisib in this new PID population. The trial has been designed to inform a subsequent Phase 3 program.

Organizational highlights
During 2023 our new Chairman, Dr. Richard Peters, was elected, succeeding Paul Sekhri, who came to the end of his maximum term (eight years). Dr. Peters is a highly respected and proven industry leader, who brings extensive medical and commercial acumen for difficult-to-treat and rare diseases, from development stage to large global biopharmaceutical companies, to Pharming. We also strengthened our Executive Committee with the appointment of a Chief Business Officer, Dr. Alexander Breidenbach, who has more than 20 years of partnering, R&D and management experience in biosciences and, in this newly created position, is tasked with the development and execution of Pharming’s growth strategy.

Financial Summary

Amounts in US$m except per share data	4Q 2023	4Q 2022	2023	2022

Consolidated Statement of Income
Revenue - RUCONEST®	73.3	54.6	227.1	205.6
Revenue - Joenja®	7.9	0.0	18.2	0.0
Total Revenues	81.2	54.6	245.3	205.6
Cost of sales	(7.1)	(6.3)	(25.2)	(17.6)
Gross profit	74.1	48.3	220.1	188.1
Other income	0.5	(1.1)	23.3	14.5
Research and development	(11.6)	(10.9)	(68.9)	(52.5)
General and administrative	(24.0)	(17.6)	(55.9)	(46.0)
Marketing and sales	(37.9)	(29.0)	(124.0)	(85.8)
Operating profit (loss)	1.1	(10.2)	(5.4)	18.2
Fair value gain (loss) on revaluation	(0.9)	(1.2)	(0.9)	(1.2)
Other finance income	1.6	(4.8)	3.7	4.5
Other finance expenses	(4.5)	(1.5)	(9.1)	(5.5)
Share of net profits in associates using the equity method	0.7	(0.4)	(0.3)	(1.1)
Profit (loss) before tax	(2.0)	(18.1)	(12.0)	15.0
Income tax credit (expense)	(0.7)	3.5	1.9	(1.3)
Profit (loss) for the period	(2.7)	(14.6)	(10.1)	13.7
Share Information
Basic earnings per share (US$)	(0.004)	(0.022)	(0.015)	0.021
Diluted earnings per share (US$)	(0.004)	(0.022)	(0.015)	0.019

Amounts in US$m	December 31, 2023	December 31, 2022

Balance Sheet
Cash and cash equivalents, restricted cash and marketable securities	215.0	208.7
Current assets	316.3	277.5
Total assets	461.4	425.8
Current liabilities	76.1	59.7
Equity	219.2	204.6

Financial highlights
Fourth quarter 2023

Revenues in the fourth quarter of 2023 increased to US$81.2 million compared to US$54.6 million in the fourth quarter of 2022 and US$66.7 million in the third quarter of 2023. This growth was primarily due to a 34% increase in net sales for RUCONEST® compared to the same period last year, as well as an 18% increase compared to the third quarter of 2023. Additionally, Joenja® revenues in the fourth quarter were US$7.9 million, a 21% increase compared to the third quarter.

Gross profit in the fourth quarter of 2023 increased by US$25.8 million compared to the fourth quarter of 2022. This growth was driven by higher revenues, although it was partially offset by increased RUCONEST® production costs and royalty payments to Novartis on Joenja® sales.

Operating expenses increased by US$16.1 million in the fourth quarter compared to last year. US$8.3 million of this increase is directly related to research and development expenses for leniolisib and marketing and sales expenses for Joenja®. Pharming’s expansion efforts, driven by preparations for the launch and further commercialization of Joenja®, led to a US$7.1 million increase in payroll expenses.

In the fourth quarter of 2023, an operating profit of US$1.1 million was realized, in contrast to an operating loss of US$10.2 million in the fourth quarter of 2022. This improvement was primarily driven by the rise in gross profit, partially offset by the increase in operating expenses.

Full year 2023
In 2023, Pharming revenues increased by 19% to US$245.3 million. However, operating profit declined to a loss of US$5.4 million, compared to a profit of US$18.2 million in 2022. Similarly, net profit decreased to loss of US$10.1 million, down from a profit of US$13.7 million in 2022.

This section will further elaborate on Pharming's financial performance in 2023.

Revenues and Gross Profit
The 19% increase in revenues was a result of higher unit sales volumes, supported by a price increase below CPI, of RUCONEST® in the U.S. market (US$221.2 million in 2023 compared to US$200.1 million in 2022) and the initial sales of Joenja® (US$18.2 million in 2023) following the launch in April 2023. Revenues in Europe and the rest of the world increased by 12% to US$6.2 million in 2023.

Cost of sales increased by 44% from US$17.6 million in 2022 to US$25.2 million in 2023. Cost of sales related to product sales in 2023 amounted to US$23.5 million compared to US$17.4 million in 2022. In addition to the higher unit sales volume, the rise was primarily attributed to rising production costs for RUCONEST® and royalty payments to Novartis on Joenja® sales. The remainder of cost of sales in 2023 (US$1.7 million) stem from impairment charges on inventory (2022: US$0.2 million).

Gross profit increased by US$32.0 million, or 17%, to US$220.1 million for the year 2023. The main reasons for this increase were higher sales of RUCONEST® and the launch of Joenja®.

Operating Profit (loss) and Other Operating Costs
For 2023, operating profit (loss) decreased by US$23.6 million to US$(5.4) million compared with US$18.2 million for the prior year. This decrease was driven by increased operating costs (US$64.5 million) and offset by increased gross profit (US$32.0 million) as mentioned above and increased other income (US$8.8 million).

Of the US$64.5 million increase in operating costs, US$10.4 million is attributed to milestone payments for Joenja® following its first commercial sale in the second quarter of 2023. An additional US$25.7 million in expenses is directly related to research and development expenses for leniolisib and marketing and sales expenses for Joenja®. Pharming’s expansion efforts, driven by preparations for the launch and further commercialization of Joenja®, led to a US$24.2 million increase in payroll expenses. Finally, Pharming incurred additional impairment expenses related to our DSP facility at Pivot Park in Oss, the Netherlands, amounting to US$4.7 million in 2023 compared to US$3.9 million in 2022.

In 2023, other income increased by US$8.8 million to US$23.3 million as a result of the definitive agreement to sell the Rare Pediatric Disease Priority Review Voucher (PRV) to Novartis for a pre-agreed, one-time payment of US$21.3 million. Pharming was granted the PRV by the FDA in March 2023 in connection with the approval of Joenja®. The amount differs from the previously disclosed US$21.1 million in the press release of the second quarter of 2023 due to currency fluctuations throughout the year. In 2022, Pharming reduced its minority stake in BioConnection from 43.85% to 22.98%. As a result of this one-off transaction, Pharming had recognized a gain of US$12.2 million in 2022.

Finance income and expenses
Other finance income decreased by US$0.8 million, to US$3.7 million in 2023. This decrease was caused by fluctuations in the exchange rate between the U.S. Dollar and the Euro during 2022 and 2023, which primarily impacts our net cash position. In 2022, the U.S. Dollar strengthened against the Euro, resulting in other finance income of US$4.4 million. However, in 2023, the U.S. Dollar weakened relative to the Euro, leading to other finance expenses of US$3.0 million. This decrease in other finance income was for largely offset by increased interest income from US$0.1 million in 2022 to US$3.7 million in 2023. This was driven by general interest rate hikes as well as investments in short-term readily convertible S&P AAA-rated government treasury certificates using excess cash.
Other finance expenses increased by US$3.6 million, from US$5.5 million in, 2022 to US$9.1 million in 2023, mainly caused by foreign currency fluctuations as mentioned earlier.

The fair value loss on revaluation (US$0.9 million) relates to fair value adjustments in the BioConnection preference share. This share is included in Pharming's balance sheet as an investment in debt instruments designated at the fair value through the statement of profit and loss (FVTPL).

Income tax credit (expense)
Income tax credit (expense) shifted from a US$1.3 million expense for the year ending December 31, 2022, to a US$1.9 million credit for the year ending December 31, 2023. This change occurred due to incurring a net loss before tax in 2023, as opposed to a net profit before tax in 2022.
Profit (loss) for the year
The total net loss in 2023 amounted to US$10.1 million, compared to a total net profit of US$13.7 million in 2022. This decrease was primarily caused by higher operating costs, due to Pharming’s growth trajectory and investments in its product pipeline. In addition, fluctuations in foreign exchange rates adversely impacted the foreign currency results in the statement of income. These increased costs were partially offset by an increase in gross profit and other income.

Intangible assets
In 2023, intangible assets decreased by US$3.8 million, from US$75.1 million in 2022 to US$71.3 million in 2023. This decrease primarily resulted from regular amortization (amounting to US$5.9 million), partially offset by foreign currency effects (equivalent to US$2.2 million).

The amortization relates to regular amortization of software and the existing re-acquired rights related to the acquisition of all North American commercialization rights from Bausch Health in 2016 and the acquisition of all European commercialization and distribution rights from Swedish Orphan International AB (“Sobi”) in 2020. In addition to the aforementioned, the amortization of the Joenja® license commenced, following the FDA approval per March 24, 2023. Amortization is charged based on the economic lifetime of the intangible asset. The economic lifetime of the North American commercialization rights from Bausch Health is 20 years, where the economic lifetime of the European commercialization and distribution rights from Swedish Orphan International AB is 12 years. These estimates did not change compared to the previous year. The economic lifetime of the Joenja® license is established at 14 years.

Property, plant and equipment
The value of property, plant and equipment decreased from US$10.4 million in 2022 to US$9.7 million in 2023. This decline was primarily driven by regular depreciation (amounting to US$2.4 million), partially offset by capital expenditures (totaling US$1.4 million), which were mainly associated with acquiring new machinery and equipment for Pharming's production process.

Right-of-use assets
The right-of-use assets decreased from US$28.8 million in 2022 to US$23.8 million in 2023. This decline was primarily driven by regular depreciation (amounting to US$4.2 million) and an additional impairment related to the DSP facility at Pivot Park in Oss, the Netherlands (totaling US$4.7 million). Pharming remains exploring alternative utilization possibilities for this asset.

The decrease in the right-to-use assets is partially offset by investments in buildings (US$1.9 million) and cars (US$1.4 million). The 2023 building investments were related to adjustments in the existing right-of-use assets to account for inflation-related higher lease payments.

Investments
Investments increased by US$0.7 million, reaching US$10.4 million as of December 31, 2023. This growth was primarily driven by a US$1.6 million increase in the equity investment in Orchard, which is designated at fair value through the statement of other comprehensive income (FVTOCI). The rise in value was primarily triggered by the announcement that Orchard had entered into a definitive agreement with Japanese company Kyowa Kirin Co. LTD for the acquisition of Orchard at a premium over the prevailing share price. This transaction was successfully completed on January 24, 2024. Additionally, the overall investments saw a US$0.3 million increase due to favorable currency exchange movements.

The increase in investments was partially offset by Pharming’s share of US$0.3 million in the net loss of BioConnection, which is accounted for using the equity method. Furthermore, the investments were impacted by a fair value decrease of US$0.9 million in the preference share in BioConnection, carried at fair value through the statement of profit and loss (FVTPL).

Inventories
Inventories increased from US$42.3 million for the year ended December 31, 2022 to US$56.8 million for the year ended December 31, 2023. This was largely due to an increase in finished goods and work in progress inventory.

Cash and cash equivalents and marketable securities
Cash and cash equivalents alone decreased by US$145.8 million to US$61.5 million, as of December 31, 2023. This decline was primarily driven by negative cash flows from operating activities (totaling US$17.5 million) and net-purchases of marketable securities (amounting to US$149.2 million). This decrease was largely offset by the aforementioned PRV sale of US$21.3 million.

In 2023, the Company invested in euro-denominated readily convertible S&P AAA-rated government treasury certificates with a maturity of six months or less from the date of acquisition. As of year-end 2023, these marketable securities amount to US$151.7 million.

The combined total of cash and cash equivalents, together with restricted cash and marketable securities increased from US$208.7 million at year-end 2022 to US$215.0 million at year-end 2023. In addition to the movements mentioned earlier, this increase is partially attributable to favorable currency exchange fluctuations.

Equity
The equity position increased by US$14.5 million from US$204.6 million for the year ended December 31, 2022 to US$219.2 million for the year ended December 31, 2023. This increase was primarily driven by transactions recognized directly in equity relating to share based compensation and exercised options (totaling US$17.4 million) as well as other comprehensive income relating to the currency translation reserve (amounting to US$5.9 million) and fair value changes on investments designated as fair value through the statement of other comprehensive income (contributing US$1.2 million). This increase was partially offset by a net loss of US$10.1 million for the year.

Convertible bond
The convertible bond has increased by US$5.0 million to US$138.4 million at year-end 2023, moving from US$133.4 million as of December 31, 2022. This increase was mainly driven by foreign currency effects. During 2023, a total of US$4.0 million of interest was paid on the bond.

Lease liabilities
Lease liabilities decreased by US$0.2 million, moving from US$33.3 million as of December 31, 2022 to US$33.1 million as of December 31, 2023. This decrease was primarily driven by monthly or quarterly lease payments of US$5.1 million. However, it was partially offset by new leases (amounting to US$3.2 million), regularly accrued interest expenses (equivalent to US$1.2 million) and foreign exchange effects (totaling US$0.8 million).

Outlook/Summary
For 2024, the Company anticipates:
•Total revenues between US$280 million and US$295 million (14% to 20% growth), with quarterly fluctuations expected.
•Continued progress finding additional APDS patients in the U.S., supported by family testing and VUS validation efforts, and subsequently converting patients to paid Joenja® (leniolisib) therapy.
•Increasing ex-U.S. revenues leniolisib - from commercial availability or through our Named Patient Program and other funded early access programs in key global markets.
•Completion of leniolisib clinical trials to support regulatory filings for approval in Japan and pediatric label expansion in key global markets.
•Progress towards regulatory approvals for leniolisib in the EEA, the U.K., Canada, Australia, and Israel.
•Initiate and advance a Phase 2 clinical trial for leniolisib in PIDs with immune dysregulation linked to PI3Kδ signaling to significantly expand the long-term commercial potential of leniolisib.
•Continued operating cost investments to accelerate future revenue growth. Our current cash on hand and the continued cash flow from product revenues are expected to be sufficient to fund these investments. No material cash burn is expected prior to the impact of potential acquisition or in-licensing transactions.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2024 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CET today.

Conference Call
The conference call will begin at 13:30 CET/08:30 am EDT on Thursday, March 14. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/5wi4ajdm

Conference call dial-in details:
https://register.vevent.com/register/BIc993931aa2d54aa89d594b2cad5ed972

Additional information on how to register for the conference call/webcast can be found on the
Pharming.com website.

Financial Calendar 2024
Annual Report and 20-F 2023            April 4
1Q 2024 financial results             May 8
Annual General Meeting of Shareholders    May 21
2Q/1H 2024 financial results            August 1
3Q 2024 financial results            October 24

For further public information, contact:
Pharming Group N.V., Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl
About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.
For more information, visit www.pharming.com and find us on LinkedIn.

Risk profile
We continue to closely monitor and manage the key risks and opportunities, and will respond appropriately to any emerging risk. We will issue a full overview of our risk profile in our Annual report 2023 to be published on April 4, 2024.

Related party transactions
There are no material changes in the nature, scope, and (relative) scale in this reporting period compared to last year.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2022 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-

looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Financial Statements in U.S. Dollars (unaudited)

For the year ended 31 December 2023

•Condensed consolidated statement of income
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of changes in equity
•Condensed consolidated statement of cash flow

CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the year ended 31 December

Amounts in US$ ‘000	2023	2022
Revenues	245,316	205,622
Costs of sales	(25,212)	(17,562)
Gross profit	220,104	188,060
Other income	23,349	14,523
Research and development	(68,914)	(52,531)
General and administrative	(55,877)	(46,016)
Marketing and sales	(124,049)	(85,803)
Other Operating Costs	(248,840)	(184,350)
Operating profit (loss)	(5,387)	18,233
Fair value gain (loss) on revaluation	(930)	(1,185)
Other finance income	3,663	4,485
Other finance expenses	(9,069)	(5,463)
Finance result, net	(6,336)	(2,163)
Share of net profits (loss) in associates using the equity method	(289)	(1,083)
Profit (loss) before tax	(12,012)	14,987
Income tax expense	1,893	(1,313)
Profit (loss) for the year	(10,119)	13,674
Basic earnings per share (US$)	(0.015)	0.021
Diluted earnings per share (US$)	(0.015)	0.019

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December

Amounts in US$ ‘000	2023	2022
Profit (loss) for the year	(10,119)	13,674
Currency translation differences	5,913	(10,349)
Items that may be subsequently reclassified to profit or loss	5,913	(10,349)
Fair value remeasurement investments	1,167	(705)
Items that shall not be subsequently reclassified to profit or loss	1,167	(705)
Other comprehensive income (loss), net of tax	7,080	(11,054)
Total comprehensive income (loss) for the year	(3,039)	2,620

CONDENSED CONSOLIDATED BALANCE SHEET
As at 31 December
Amounts in US$ ‘000	2023	2022
Non-current assets
Intangible assets	71,267	75,121
Property, plant and equipment	9,689	10,392
Right-of-use assets	23,777	28,753
Long-term prepayments	92	228
Deferred tax assets	28,332	22,973
Investment accounted for using the equity method	2,285	2,501
Investments in equity instruments designated as at FVTOCI	2,020	403
Investment in debt instruments designated as at FVTPL	6,093	6,827
Restricted cash	1,528	1,099
Total non-current assets	145,083	148,297
Current assets
Inventories	56,760	42,326
Trade and other receivables	46,157	27,619
Restricted cash	222	213
Marketable securities	151,683	—
Cash and cash equivalents	61,519	207,342
Total current assets	316,341	277,500
Total assets	461,424	425,797

Share capital	7,669	7,509
Share premium	478,431	462,297
Other reserves	(2,080)	(8,737)
Accumulated deficit	(264,834)	(256,431)
Shareholders’ equity	219,186	204,638
Non-current liabilities
Convertible bonds	136,598	131,618
Lease liabilities	29,507	29,843
Total non-current liabilities	166,105	161,461
Current liabilities
Convertible bonds	1,824	1,768
Trade and other payables	70,693	54,465
Lease liabilities	3,616	3,465
Total current liabilities	76,133	59,698
Total equity and liabilities	461,424	425,797

CONDENSED CONSOLIDATED STATEMENT CHANGES IN EQUITY
For the period ended 31 December
Attributable to owners of the parent

Amounts in US$ ‘000	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at January 1, 2022	7,429	455,254	3,400	(273,167)	192,916
Profit (loss) for the year	—	—	—	13,674	13,674
Other comprehensive income (loss) for the year	—	—	(11,054)	—	(11,054)
Total comprehensive income (loss) for the year	—	—	(11,054)	13,674	2,620
Other reserves	—	—	(1,083)	1,083	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	430	430
Share-based compensation	—	—	—	6,392	6,392
Options exercised / LTIP shares issued	80	7,043	—	(4,843)	2,280
Total transactions with owners, recognized directly in equity	80	7,043	(1,083)	3,062	9,102
Balance at December 31, 2022	7,509	462,297	(8,737)	(256,431)	204,638
Profit (loss) for the year	—	—	—	(10,119)	(10,119)
Other comprehensive income (loss) for the year	—	—	7,080	—	7,080
Total comprehensive income (loss) for the year	—	—	7,080	(10,119)	(3,039)
Other reserves	—	—	(423)	423	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	203	203
Share-based compensation	—	—	—	9,251	9,251
Options exercised / LTIP shares issued	160	16,134	—	(8,161)	8,133
Total transactions with owners, recognized directly in equity	160	16,134	(423)	1,716	17,587
Balance at December 31, 2023	7,669	478,431	(2,080)	(264,834)	219,186

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December
Amounts in $’000	2023	2022
Profit (loss) before tax	(12,012)	14,987
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	15,925	13,188
Equity settled share based payments	9,251	6,392
Gain on disposal of investment in associate	0	(12,242)
Fair value gain (loss) on revaluation	930	1,185
Gain on disposal from PRV sale	(21,279)	0
Other finance income	(3,663)	(4,485)
Other finance expenses	9,069	5,463
Share of net profits in associates using the equity method	289	1,083
Other	(1,080)	(1,576)
Operating cash flows before changes in working capital	(2,570)	23,995
Changes in working capital:
Inventories	(14,434)	(15,016)
Trade and other receivables	(18,538)	2,364
Payables and other current liabilities	16,228	11,992
Restricted cash	(438)	273
Total changes in working capital	(17,182)	(387)

Interest received (paid)	2,883	85
Income taxes received (paid)	(655)	(1,235)
Net cash flows generated from (used in) operating activities	(17,524)	22,458

Capital expenditure for property, plant and equipment	(1,437)	(1,376)
Proceeds on PRV sale	21,279	0
Investment intangible assets	(27)	(601)
Proceed from sale of Investment associate	0	7,300
Purchases of marketable securities	(382,014)	0
Proceeds from sale of marketable securities	232,811	0
Net cash flows generated from (used in) investing activities	(129,388)	5,323

Payment of lease liabilities	(5,126)	(3,311)
Interests on loans and leases	(4,046)	(3,952)
Settlement of share based compensation awards	8,133	2,281
Net cash flows generated from (used in) financing activities	(1,039)	(4,982)
Increase (decrease) of cash	(147,951)	22,799
Exchange rate effects	2,128	(7,381)
Cash and cash equivalents at January 1	207,342	191,924

Total cash and cash equivalents at December 31	61,519	207,342
---ENDS---